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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58
                                December 31, 1999



                                  CINERGY CORP.
                             139 EAST FOURTH STREET
                             CINCINNATI, OHIO 45202










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         *Inquiries concerning this Form U-9C-3 should be directed to:

                               Bernard F. Roberts
                                 Cinergy Corp.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 287-2090

                                TABLE OF CONTENTS

 Item                                                                    Page
Number                                                                  Number
------                                                                  ------

  1      Organization Chart . . . . . . . . . . . . . . . . . . . . .      3
  2      Issuances and Renewals of Securities and Capital
           Contributions. . . . . . . . . . . . . . . . . . . . . . .      4
  3      Associate Transactions
           Part I - Transactions Performed by Reporting Companies on
             Behalf of Associate Utility Companies. . . . . . . . . .      5
           Part II - Transactions Performed by Associate Utility
             Companies on Behalf of Reporting Companies . . . . . . .      6
  4      Summary of Aggregate Investment. . . . . . . . . . . . . . .      7
  5      Other Investments. . . . . . . . . . . . . . . . . . . . . .      8
  6a     Financial Statements . . . . . . . . . . . . . . . . . . . .      9
  6b     Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . .      9

         Signatures . . . . . . . . . . . . . . . . . . . . . . . . .     10

                                                ITEM 1. ORGANIZATION CHART


                                           Energy or                                          Percentage of
                                          Gas-Related           Date of        State of          Voting              Nature of
Name of Reporting Company                   Company          Organization    Organization    Securities Held         Business
-------------------------             -------------------    ------------    ------------    ---------------         ---------

OMITTED FOR THE FOURTH CALENDAR
QUARTER PURSUANT TO INSTRUCTIONS
FOR "ITEM 1".


                              ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS*


Associate Company                          Energy-Related                            Type of                      Net Change in
 Advancing Funds                       Company Receiving Funds                      Transaction              Borrowing/Contributions
-----------------                      -----------------------                      -----------              -----------------------
                                                                                                                  (in thousands)

Cinergy Investments, Inc.           Enertech Associates, Inc.                   Open account advance                  $     26

Cinergy Investments, Inc.           Cinergy Resources, Inc.                     Open account advance                     2,716

Cinergy Investments, Inc.           Cinergy Capital & Trading, Inc.             Open account advance                     3,164

Cinergy Investments, Inc.           Cinergy Engineering, Inc.                   Open account advance                         5

Cinergy Capital & Trading, Inc.     CinCap V, LLC                               Open account repayment                  (4,896)

Cinergy Capital & Trading, Inc.     Cinergy Marketing & Trading, Inc.           Open account advance                     2,000

Cinergy Capital & Trading, Inc.     CinPower I, LLC                             Capital contribution                       289

Cinergy Investments, Inc.           Cinergy Supply Network, Inc.                Open account advance                        14

Cinergy Solutions, Inc.             Trigen-Cinergy Solutions, Inc.              Open account advance                     1,149

Cinergy Solutions, Inc.             Trigen-Cinergy Solutions of                 Open account advance                        (2)
                                    Cincinnati, LLC

Cinergy Solution, Inc.              Trigen-Cinergy Solutions of                 Open account advance                        38
                                    Ashtabula, LLC

Cinergy Solutions, Inc.             Trigen-Cinergy Solutions of                 Open account advance                     1,039
                                    Tuscola, LLC

Cinergy Solutions, Inc.             Cinergy Solutions of Tuscola, Inc.          Open account advance                     2,610

Cinergy Global                      Cinergy Global San Gorgonio, Inc.           Capital repayment                         (660)
Resources, Inc.



*Item 2 excludes a net increase in guarantees issued on behalf of energy-related companies by Cinergy or its subsidiaries during the fourth quarter of 1999 totaling approximately $106 million.  These guarantees are included in Item 4. Summary of Aggregate
Investment.


                                                   ITEM 3. ASSOCIATE TRANSACTIONS

PART I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies
                                Associate Utility          Types of           Direct        Indirect                      Total
   Reporting Company            Company Receiving          Services           Costs          Costs         Cost of        Amount
   Rendering Services               Services               Rendered          Charged        Charged        Capital        Billed
-----------------------        -------------------        ----------        ---------      ---------      ---------      --------
                                                                                               (in thousands)

Reliant Services, Inc.          The Cincinnati Gas           Line              702            132            78             912
                                & Electric Company         locating
                                                             and
                                                         underground
                                                         construction
                                                           services

Reliant Services, Inc.          PSI Energy, Inc.             Line            1,443            271           160           1,874
                                                           locating
                                                             and
                                                         underground
                                                         construction
                                                           services

Reliant Services, Inc.          The Union Light,             Line               69             13             8              90
                                Heat and Power             locating
                                   Company                   and
                                                         underground
                                                         construction
                                                           services




(1) All of the services below were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR No. 27016, May 4, 1999, exhibits B-1, B-2, and B-3).


                                             ITEM 3. ASSOCIATE TRANSACTIONS (Continued)


PART II - Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies

   Associate Utility         Reporting Company         Types of          Direct         Indirect                         Total
   Company Rendering             Receiving             Services          Costs           Costs          Cost of          Amount
       Services                  Services              Rendered         Charged         Charged         Capital          Billed
-----------------------   -----------------------   --------------   -------------   -------------   -------------   --------------

NONE


                     ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

                                                          December 31, 1999
                                                      -------------------------
                                                            (in thousands)

Investments in Energy-Related Companies:

Total consolidated capitalization of Cinergy
   as of December 31, 1999                            $6,316,754

Total capitalization multiplied by 15%                                $947,513

Greater of $50 million or total
   capitalization multiplied by 15%                                    947,513

Total current aggregate investment subsequent
   to March 24, 1997 (categorized by major line
   of energy-related business):
         Energy-related business category "i" (1)         14,754
         Energy-related business category "v" (2)        348,093
         Energy-related business category "vi" (3)        14,059
         Energy-related business category "vii" (4)       17,948
         Energy-related business category "viii" (5)      36,210
                                                         -------

Total current aggregate investment                                     431,064
                                                                      --------

     Difference between the greater of $50 million
     or 15% of capitalization and the total aggregate
     investment of the  registered  holding company system            $516,449
                                                                      ========

(1) Rule 58 defines category "i" as the rendering of energy management services and demand-side management services.

(2)  Rule 58 defines  category  "v" as the  brokering  and  marketing  of energy
     commodities,   including  but  not  limited  to  electricity,   natural  or
     manufactured gas and other combustible fuels.

(3) Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities.

(4) Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.

(5) Rule 58 defines category "viii" as the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

                                                     ITEM 5. OTHER INVESTMENTS

 Major Line of Energy-Related           Other Investment in Last        Other Investment in this        Reason for Difference in
           Business                          U-9C-3 Report                   U-9C-3 Report                  Other Investment
------------------------------        ----------------------------    ----------------------------    ----------------------------
                                                                             (in thousands)

NONE


                    ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

OMITTED FOR THE FOURTH CALENDAR QUARTER PURSUANT TO INSTRUCTIONS FOR "ITEM 6".


(b)  Exhibits

NONE

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       Cinergy Corp.
                                             ---------------------------------
                                                        Registrant

Dated:  March 27, 2000

                                            BY  /S/  BERNARD F. ROBERTS
                                              --------------------------------
                                                     Bernard F. Roberts
                                                  Duly Authorized Officer
                                                            and
                                                 Chief Accounting Officer

With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the third quarter of 1999 was filed with Cinergy Corp's interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Alan R. Schriber, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
Robert C. Glazier, Secretary
302 W. Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
Donald Mills, Executive Director
P.O. Box 615
Frankfort, KY 40602